

Mail Stop 4631

September 2, 2009

Jerome D. Okarma, Esq.
Vice President, Secretary and General Counsel
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, Wisconsin 53209-4408

Re: Johnson Controls, Inc.
Registration Statement on Form S-4
Filed on August 20, 2009
File No. 333-161456

Schedule TO-I
Filed on August 20, 2009
File No. 5-12663

Dear Mr. Okarma:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filings listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Early Commencement

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement,

offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Johnson Controls will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Prospectus Cover Page

2. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please remove the language that the prospectus is "Subject to Completion" from the cover page of your prospectus. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Cautionary Note for Forward-Looking Statements, page ii

3. We note your disclosure that you "undertake no obligation, and we disclaim any obligation, to update or revise publicly any forward-looking statements…" This statement is inconsistent with your obligations under Rule 13e-4(d)(2) and (3) to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Therefore, please revise this disclosure accordingly.

Where You Can Find More Information, page ii

4. Please remove the language in the last sentence of the second paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Incorporation by Reference, page iv

5. The Schedule TO-I does not permit forward-incorporation by reference. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

What are the material U.S. federal income tax considerations of my participating in the Exchange Offers?, page 5

6. Please provide a clear statement on whether the exchange offer will be a taxable transaction to investors and briefly disclose the material tax consequences. Also disclose that you have received a tax opinion and identify counsel. We note the disclosure on page 10 and 11.

Selected Financial Data, page 24

7. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please provide the information required by Item 1010(c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Terms of the Exchange Offers, page 25

8. Revise your disclosure in the third full paragraph on page 26 to clarify that you will return tendered shares "promptly," not "as promptly as practicable," after the Expiration Date. Please make similar revisions to the disclosure on pages 30 and 31. See Rule 14e-1(c).

Conditions to the Exchange Offers, page 32

9. We note the representation that Johnson Controls may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by Johnson Controls.

10. Please reconcile your disclosure in the second to last paragraph on page 33 that offer conditions may be waived "at any or at various times" with the statement in the last paragraph that "all conditions to an Exchange Offer must be satisfied or waived prior to the expiration of such Exchange Offer." Please revise to clarify that all conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived *prior* to offer expiration.

11. Please refer to the discussion on page 33 relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Material United States. Federal Income Tax Considerations, page 50

12. We note your statement in the first paragraph that you have not sought any opinion of counsel with respect your tax disclosure. However, you have filed as Exhibit 8.1 the short

form tax opinion of Foley & Lardner. Therefore, please revise your disclosure to state clearly that the discussion in this section is the opinion of Foley & Lardner.

Exhibit 8.1

13. Please remove the qualification in the last paragraph "insofar as such description constitutes statements of U.S. federal income tax law or legal conclusions."

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their

Jerome D. Okarma, Esq.
September 2, 2009
Page 5

respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Craig Slivka, Special Counsel, at (202) 551-3729, or in her absence, Song Brandon, Special Counsel with the Office of Mergers and Acquisitions, at (202) 551-3621.

Sincerely,

Pamela A. Long
Assistant Director

VIA FACSIMILE (414) 297-4900
cc: Patrick G. Quick, Esq.
        Mark T. Plichta, Esq.
        Foley & Lardner LLP